SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, 0.0001 par value
(Title of Class of Securities)

76116A108
(CUSIP Number)

Jennifer Terrell
Chief Financial Officer
Goff Capital, Inc.
500 Commerce Street, Ste 700
Fort Worth, Texas 76102
(817).509.3958
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:
George Lee
Gardere Wynne Sewell, LLP
3000 Thanksgiving Tower
1601 Elm Street
Dallas, Texas 75201

June 11, 2015
(Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
            (  ).

   Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of
   Section 18 of the  Securities Exchange Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP 76116A108	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS
     John C. Goff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     4,437,714

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     4,437,714

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,437,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%

14	TYPE OF REPORTING PERSON
       IN

CUSIP 76116A108	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS
   The John C. Goff 2010 Family Trust       27-6940537

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     1,623,374

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     1,623,374

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,623,374

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.1%

14	TYPE OF REPORTING PERSON
     OO

CUSIP 76116A108	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS
     Goff Family Investments, LP                  75-2662546

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     303,600

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     303,600

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     303,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%

14	TYPE OF REPORTING PERSON
     PN

CUSIP 76116A108	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS
     Kulik Partners , LP                   26-1505767

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     269,000

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     269,000

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     269,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%

14	TYPE OF REPORTING PERSON
     PN

CUSIP 76116A108	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS
     Cuerno Largo Partners, LP                     27-2625185

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     247,500

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     247,500

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     247,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%

14	TYPE OF REPORTING PERSON
     PN

CUSIP 76116A108	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS
     The Goff Family Foundation             26-0562600

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     64,000

8	SHARED VOTING POWER
     --0--

9	SOLE DISPOSITIVE POWER
     64,000

10	SHARED DISPOSITIVE POWER
     --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%

14	TYPE OF REPORTING PERSON
     CO

CUSIP 76116A108	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS
     Cuerno Largo, LLC     27-2588730

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     247,500

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     247,500

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     247,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%

14	TYPE OF REPORTING PERSON
     CO

CUSIP 76116A108	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS
     Kulik GP, LLC    26-1505712

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
     (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     269,000

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     269,000

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     269,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%

14	TYPE OF REPORTING PERSON
     CO

CUSIP 76116A108	13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS
     Goff Capital, Inc.  75-2662553

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) (  )
     (b) (  )

3	SEC USE ONLY

4	SOURCE OF FUNDS
     AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
      (  )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
     303,600

8	SHARED VOTING POWER
     -0-

9	SOLE DISPOSITIVE POWER
     303,600

10	SHARED DISPOSITIVE POWER
     -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     303,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (  )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%

14	TYPE OF REPORTING PERSON
     CO

CUSIP 76116A108	13D	Page 11 of 21 Pages

The following constitutes the Schedule 13D (the "Schedule 13D") filed by the undersigned.
Item 1. Security and Issuer.

The name of the issuer is Resolute Energy Corporation (the "Issuer"), a Delaware corporation. The address of the issuer's office is 1700 Lincoln St., Denver, CO 80203. This Statement relates to the Issuer's common stock, 0.0001 par value (the "Common Stock").
Item 2. Identity and Background.

A. This statement is being filed by:
  The John C. Goff 2010 Family Trust ("Goff Family Trust"), a Texas trust, with respect to the Shares directly and beneficially owned by it;
  Goff Family Investments, LP ("Family Investments"), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
  Goff Capital, Inc. ("Goff Capital"), a Texas corporation, as general partner to Family Investments;
  Kulik Partners, LP ("Kulik Partners"), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;
  Kulik GP, LLC ("Kulik GP"), a Texas limited liability company, as general partner to Kulik Partners;
  Cuerno Largo Partners, LP ("Cuerno Partners"); a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;
  Cuerno Largo, LLC ("Cuerno GP"), a Texas limited liability company, as general partner to Cuerno Partners;
  The Goff Family Foundation ("Goff Foundation"), a Texas corporation, with respect to the Shares directly and beneficially owned by it;
  John C. Goff, a United States Citizen, as trustee of the Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of the Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

B. The address of the principal office of Goff Family Trust, Family Investments, Kulik Partners, Cuerno Partners, Goff Foundation, Goff Capital, Kulik GP, Cuerno GP and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

C. The principal business of Cuerno Partners, Kulik Partners, Goff Family Trust, Goff Foundation and Family Investments is to manage investments for a single family. The principal business of Kulik GP, Cuerno GP and Goff Capital is serving as the general partner to Kulik Partners, Cuerno Partners and Family Investments, respectively. The principal occupation of John C. Goff is serving as president of Goff Capital and as an asset manager in real estate and private equity.

CUSIP 76116A108	13D	Page 12 of 21 Pages
D. No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
F. John C. Goff is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Goff Family Trust, Family investments, Kulik Partners, Cuerno Partners and Goff Foundation were purchased with working capital in open market purchases. The aggregate purchase price of the 1,623,374 Shares beneficially owned by Goff Family Trust is approximately $2,070,148, including brokerage commissions. The aggregate purchase price of the 303,600 Shares beneficially owned by Family Investments is approximately $381,229, including brokerage commissions. The aggregate purchase price of the 269,000 Shares beneficially owned by Kulik Partners is approximately $325,761, including brokerage commissions. The aggregate purchase price of the 247,500 Shares beneficially owned by Cuerno partners is approximately $297,693, including brokerage commissions. The aggregate purchase price of the 64,000 Shares beneficially owned by Goff Foundation is approximately $82,181, including brokerage commissions.

The Shares purchased by John C. Goff, individually, were purchased with personal funds in open market purchases. The aggregate purchase price of the 1,930,240 Shares beneficially owned by John C. Goff is approximately $2,472,056, including brokerage commissions.
Item 4. Purpose of the Transaction.

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock, or dispose of any or all of its Common Stock depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for purposes of acquiring or influencing control of the Issuer. Consistent with the rationale, purpose and intentions of the common stock investments, certain of the Reporting Persons have also acquired publicly traded debt securities of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in discussions with one or more stockholders or debtholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, assets, business strategy, and/or financial condition. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP 76116A108	13D	Page 13 of 21 Pages
Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 77,398,070 Shares outstanding, as of April 30, 2015, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2015.

A. Goff Family Trust
  As of close of business on June 22, 2015, Goff Family Trust beneficially owned 1,623,374 Shares.
  Percentage: Approximately 2.1%

  Powers
    Sole power to vote or direct vote: 1,623,374
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 1,623,374
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Goff Family Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. Family Investments
  As of close of business on June 22, 2015, Family Investments beneficially owned 303,600 Shares.
  Percentage: Approximately 0.4%

  Powers
    Sole power to vote or direct vote: 303,600
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 303,600
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Goff Capital
  As of close of business on June 22, 2015, Goff Capital, as General Partner of Family Investments, may be deemed to beneficially own 303,600 Shares.
  Percentage: Approximately 0.4%

  Powers
    Sole power to vote or direct vote: 303,600
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 303,600
    Shared power to dispose or direct the disposition: 0

  Goff Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Kulik Partners
  As of close of business on June 22, 2015, Kulik Partners beneficially owned 269,000 Shares.
  Percentage: Approximately 0.3%

  Powers
    Sole power to vote or direct vote: 269,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 269,000
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Kulik Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP 76116A108	13D	Page 14 of 21 Pages

E. Kulik GP
  As of close of business on June 22, 2015, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 269,000 Shares owned by Kulik Partners.
  Percentage: Approximately 0.3%

  Powers
    Sole power to vote or direct vote: 269,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 269,000
    Shared power to dispose or direct the disposition: 0

  Kulik GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Kulik Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F. Cuerno Partners
  As of close of business on June 22, 2015, Cuerno Partners beneficially owned 247,500 Shares.
  Percentage: Approximately 0.3%

  Powers
    Sole power to vote or direct vote: 247,500
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 247,500
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Cuerno Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G. Cuerno GP
  As of close of business on June 22, 2015, Cuerno GP, as general partner of Cuerno Partners, may be deemed to beneficially own 247,500 Shares owned by Cuerno Partners.
  Percentage: Approximately 0.3%

  Powers
    Sole power to vote or direct vote: 247,500
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 247,500
    Shared power to dispose or direct the disposition: 0

  Cuerno GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Cuerno Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP 76116A108	13D	Page 15 of 21 Pages

H. Goff Foundation
  As of close of business on June 22, 2015, Goff Foundation beneficially owned 64,000 Shares.
  Percentage: Approximately 0.1%

  Powers
    Sole power to vote or direct vote: 64,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 64,000
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Goff Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I. John C. Goff
  As of close of business on June 22, 2015, as trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 1,623,374 Shares owned by Goff Family Trust, (2) 303,600 Shares owned by  Family Investments, (3) 269,000 Shares owned by Kulik Partners, (4) 247,500 Shares owned by Cuerno Partners, (5) 64,000 Shares owned by Goff Foundation and (6) 1,930,240 Shares owned by him individually.
  Percentage: Approximately 5.7%

  Powers
    Sole power to vote or direct vote: 4,437,714
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 4,437,714
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff Family Trust, Family Investments, Kulik Partners, Cuerno Partners, and Goff Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As general partner of the Kulik Partners, Kulik GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partners Shares, except to the extent of its pecuniary interest therein.

As general partner of the Cuerno Partners, Cuerno GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Cuerno Partner Shares. Cuerno GP disclaims beneficial ownership of the Cuerno Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Family Investments, Goff Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Family Investments Shares. Goff Capital disclaims beneficial ownership of Family Investments Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation and as president of Goff Capital; John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares and the Family Investments Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

CUSIP 76116A108	13D	Page 16 of 21 Pages
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 22, 2015, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement by and between Kulik Partners, LP; Kulik GP, LLC; The John C. Goff 2010 Family Trust; Cuerno largo Partners, LP; Cuerno Largo LLC; The Goff Family Foundation; Goff Family Investments, LP; Goff Capital, Inc.; and John C. Goff; dated June 22, 2015.

CUSIP 76116A108	13D	Page 17 of 21 Pages
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2015

John C. Goff

By: /s/ John C. Goff

Kulik Partners, LP   By: its General Partner, Kulik GP, LLC

By: /s/ John C. Goff John C. Goff, Member

The John C. Goff 2010 Family Trust

By: /s/ John C. Goff John C. Goff, Trustee

Cuerno Largo Partners, LP   By: its General Partner, Cuerno Largo LLC

By: /s/ John C. Goff John C. Goff, Member

Kulik GP, LLC

By: /s/ John C. Goff John C. Goff, Member

The Goff Family Foundation

By: /s/ John C. Goff John C. Goff, Member Sole Board Member

Cuerno Largo, LLC

By: /s/ John C. Goff John C. Goff, Member

Goff Family Investments, LP   By: its General Partner, Goff Capital, Inc.

By: /s/ John C. Goff John C. Goff, President

Goff Capital, Inc.

By: /s/ John C. Goff John C. Goff, President

CUSIP 76116A108	13D	Page 18 of 21 Pages

John C. Goff
Date of Purchase	# of shares	Price per share
6/19/2015	10,000	$1.1149
6/17/2015	185,000	$1.2021
6/16/2015	15,000	$1.2028
6/12/2015	85,000	$1.2275
6/11/2015	100,000	$1.2366
6/10/2015	30,903	$1.2862
6/4/2015	25,000	$1.0660
5/29/2015	115,337	$1.2353
5/28/2015	53,690	$1.3207
5/27/2015	20,000	$1.3843
5/26/2015	15,000	$1.3951
5/15/2015	41,310	$1.4941
5/13/2015	107,692	$1.3675
5/8/2015	25,000	$1.1904
5/7/2015	130,000	$1.2551
5/6/2015	46,308	$1.3477
5/5/2015	4,000	$1.3080
5/4/2015	26,000	$1.2573
4/30/2015	51,158	$1.1904
4/29/2015	85,000	$1.2159
4/28/2015	65,000	$1.2340
4/27/2015	34,901	$1.2957

TOTAL:	1,271, 299	$1.2585

CUSIP 76116A108	13D	Page 19 of 21 Pages

The John C. Goff 2010 Family Trust
Date of Purchase	# of shares	Price per share
6/19/2015	120,000	$1.1141
6/16/2015	11,811	$1.2030
6/3/2015	65,000	$1.1134
6/1/2015	76,563	$1.2059
5/28/2015	65,000	$1.3206
5/27/2015	35,000	$1.3842
5/13/2015	105,200	$1.3675
5/12/2015	34,800	$1.3127
5/11/2015	80,000	$1.2837
5/7/2015	60,000	$1.2551
4/30/2015	33,110	$1.1905
4/24/2015	272,800	$1.3777

TOTAL:	959,284	$1.2819

Goff Family Investments, LP
Date of Purchase	# of shares	Price per share
6/11/2015	31,000	$1.2368
6/2/2015	32,600	$1.1809
5/29/2015	10,000	$1.2229
5/28/2015	40,000	$1.3207
5/27/2015	15,000	$1.3845
4/29/2015	25,000	$1.2161

TOTAL:	153,600	$1.2569

CUSIP 76116A108	13D	Page 20 of 21 Pages

Kulik Partners, LP
Date of Purchase	# of shares	Price per share
6/19/2015	20,000	$1.1144
6/10/2015	29,000	$1.2862
6/2/2015	27,500	$1.1809
5/29/2015	12,500	$1.2227
5/27/2015	15,000	$1.3845
4/29/2015	15,000	$1.2163

TOTAL:	119,000	$1.2299

Cuerno Largo Partners, LP
Date of Purchase	# of shares	Price per share
6/15/2015	55,000	$1.1674
5/29/2015	12,500	$1.2227
5/28/2015	10,000	$1.3214
5/27/2015	15,000	$1.3845
4/29/2015	15,000	$1.2163

TOTAL:	107,500	$1.2253

The Goff Family Foundation
Date of Purchase	# of shares	Price per share
6/19/2015	20,000	$1.1144
5/29/2015	8,000	$1.2231
5/26/2015	15,000	$1.3951
5/5/2015	1,000	$1.3148

TOTAL:	44,000	$1.2344

CUSIP 76116A108	13D	Page 21 of 21 Pages
Exhibit 1
JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act of any rule or regulation thereunder (including any amendment, restatement, supplement and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing and/or incorporation by reference of this agreement as an exhibit thereto. The agreement shall remain in full force and effect until revoked by either party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date written below

Dated: June 22, 2015

John C. Goff

By: /s/ John C. Goff

Kulik Partners, LP   By: its General Partner, Kulik GP, LLC

By: /s/ John C. Goff John C. Goff, Member

The John C. Goff 2010 Family Trust

By: /s/ John C. Goff John C. Goff, Trustee

Cuerno Largo Partners, LP   By: its General Partner, Cuerno Largo LLC

By: /s/ John C. Goff John C. Goff, Member

Kulik GP, LLC

By: /s/ John C. Goff John C. Goff, Member

The Goff Family Foundation

By: /s/ John C. Goff John C. Goff, Member Sole Board Member

Cuerno Largo, LLC

By: /s/ John C. Goff John C. Goff, Member

Goff Family Investments, LP   By: its General Partner, Goff Capital, Inc.

By: /s/ John C. Goff John C. Goff, President

Goff Capital, Inc.

By: /s/ John C. Goff John C. Goff, President